August 1, 2011

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC 20549-4631

Attention:  Pamela A. Long, Assistant Director

Re:	Fortune Brands Home & Security LLC

Amendment No. 2 to Registration Statement on Form 10

File No. 1-35166

Dear Ms. Long:

We are writing to respond to the comments raised in the staff’s letter to Fortune Brands Home & Security LLC (the “Company”) dated July 18, 2011. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used but not defined in this letter have the meanings assigned to them in the preliminary information statement, filed as Exhibit 99.1 to Amendment No. 2 to the Company’s Registration Statement on Form 10, File No. 1-35166 (the “Form 10”), which was filed on July 7, 2011 (the “Information Statement”). We expect to file Amendment No. 3 to the Form 10 containing a revised version of the preliminary information statement (“Amendment No. 3”) in mid-August.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Equity Grants Following the Distribution, page 70

1.	Please revise to disclose the amounts and types of equity-based awards that you expect to grant on the distribution date or shortly thereafter as well as the terms associated with these awards.

We may have further comments once we review your revised disclosure.

Response: In Amendment No. 3, we will revise the disclosure as follows:

Equity Grants Following the Distribution

Subject to the approval of the Compensation Committee of our Board of Directors, on the Distribution Date or shortly thereafter, we expect to grant equity-based awards to Home & Security named executive officers, other Home & Security executive officers and select Home & Security key employees. The following table describes the proposed equity grants:

Value
Named Executive Officer:
Christopher J. Klein	$6,600,000
E. Lee Wyatt Jr.	2,000,000
John N. Heppner	1,700,000
David B. Lingafelter	1,700,000
Gregory J. Stoner	1,700,000
All other executive officers	5,425,000
Other employees	300,000

Total	$19,425,000

As of the date of this Information Statement, neither the types of awards nor the terms and conditions of the awards have been determined. However, we expect that each of these awards would consist of both Home & Security RSUs and Home & Security options, would vest over a four-year period (with the vesting dates occurring on the second, third and fourth anniversaries of the grant date) and would vest in their entirety upon a change in control of the Company.

Following the Separation, Home & Security will not grant equity-based awards to any employees of Fortune Brands.

Unaudited Pro Forma Consolidated Financial Statements, page 98

2.

We note your response to comment two from our later dated June 22, 2011; however, we believe that the presentation remains a bit confusing to readers. For example, on page 100, you use the term “pro forma” interchangeably to describe loss per basic and diluted common share before and after adjustments. It would be helpful if your pro forma consolidated statement of income included the same types of columns as the pro forma consolidated balance sheet so that it is clear that the ($0.08) per share presented in the far left column on page 100 represents unadjusted pro forma loss per basic and diluted common share while the amount that will be presented in the far right column of the same line on page 100 represents the adjusted pro forma loss per basic and diluted common share. As a related matter, since you seem to describe both unadjusted pro forma amounts and adjusted pro forma amounts interchangeably throughout the filing as “pro forma” amounts, please revise your filing throughout to clearly differentiate between the unadjusted and adjusted pro-forma amounts to eliminate any potential confusion.

Response: We will revise the pro forma disclosure as requested in Amendment No. 3. Our revised columnar presentation will be as follows:

Historical	Historical Adjustments	Historical Adjusted Pro Forma	Other Adjustments	Pro Forma

“Historical” financial information, including “Historical Adjustments,” will be referred to as “Historical Adjusted Pro Forma.” “Historical Adjustments” will refer to those adjustments required by SEC Staff Accounting Bulletin Topic 1:B-3. “Historical Adjusted Pro Forma” plus “Other Adjustments” will be referred to as “Pro Forma.” “Other Adjustments” will refer to those adjustments required by Article 11 of Regulation S-X. The above-columnar format will be used for the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of income included in Amendment No. 3.

Condensed Consolidated Statements of Income, page F-36

3.	Please note the updating requirement of Rule 3-12 of Regulation S-X.

Response: We will update the financial information included in Amendment No. 3 in accordance with Rule 3-12 of Regulation

S-X.

Please telephone me at (847) 484-4443 or, in my absence, Mark A. Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Lauren Tashma Lauren Tashma
Assistant Secretary

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